Exhibit 5.11

CONSENT OF EXPERT

I, Ronald G. Simpson, of GeoSim Services Inc., hereby consent to the inclusion and incorporation by reference in this registration statement on Form F-10 of Yamana Gold Inc., including any amendments thereto and any documents incorporated by reference therein (the “Registration Statement”) of references to and information derived from mineral resource estimates for the Gualcamayo property as at December 31, 2008, and the report entitled “Technical Report Update – Gualcamayo Project” dated February 2009 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Registration Statement.

/s/ Ronald Simpson
Name: Ronald G. Simpson, Professional Geologist

Date: March 31, 2009